

July 8, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Ronald Nelson
Chief Executive Officer
Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, New Jersey 07054

      Re: Avis Budget Group, Inc.
               Form 10-K for the year ended Dec. 31, 2009
               File No. 001-10308

Dear Mr. Nelson:

      We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                David R. Humphrey
                Branch Chief